                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               NTS-Properties III
                            (Name of Subject Company)

                               NTS-Properties III
                       (Names of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                                       of
                            NTS-PROPERTIES ASSOCIATES
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[  ]   Check the box if the filing relates solely to preliminary  communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

     (a) The name of the  subject  company  is  NTS-Properties  III,  a  Georgia limited partnership (the "Partnership").  The Partnership's  principal executive offices are located at 10172 Linn Station Road,  Louisville,  Kentucky 40223 and
its telephone number is (502) 426-4800.

     (b) The subject class of equity securities is limited partnership interests in the  Partnership  (the  "Interests").  As of the  date  of  this  Offer,  the
Partnership had 12,675 outstanding Interests held by 690 holders of record.

Item 2. Identity and Background of Filing Person.

     (a) The name and business address of the  Partnership,  which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (d) This Schedule 14D-9 relates to an Offer to Purchase dated June 25, 2001
(the "Offer to Purchase") by the Partnership and ORIG, LLC ("ORIG"),  a Kentucky
limited  liability company and affiliate of the Partnership  (collectively,  the
"Offerors"),  to purchase for cash up to 2,000  Interests from limited  partners that  are not  affiliates  of the  Offerors,  at a  purchase  price  of $285 per
Interest  subject to the terms and conditions set forth in the Offer to Purchase and the related  Letter of Transmittal  (which,  together with any amendments or supplements thereto,  constitute the "Offer") included as exhibits to a Schedule
TO (the "Schedule TO") filed by the Offerors, along with additional bidders J.D.
Nichols  and Brian F. Lavin,  on June 25,  2001.  The Offer to Purchase  and the
Letter of  Transmittal  have been included as Exhibit  (a)(1)(i) and  (a)(1)(ii)
hereto,  respectively,  and  each is  incorporated  herein  by  reference  where specifically indicated.

     The purchase  price in the Offer was  originally  $250 per Interest and the number of Interests that the Offerors were  originally  offering to purchase was
200. The purchase  price was  increased to $285 per Interest on July 23, 2001 in response  to an  offer  to  purchase  by  three  third-party  offerors,  who are unaffiliated  with the Offerors or the general partner or the  Partnership  (the
"Third-Party  Offer").  The  Partnership  sent a notice to the limited  partners dated July 23, 2001 notifying  them of the increased  purchase price and stating that the  Partnership  was not taking a position with regard to the  Third-Party
Offer  because the  Third-Party  Offer  competes  with the Offer.  The Letter of
Transmittal  was revised (the "Revised Letter of  Transmittal")  and was sent to the limited  partners  along with the notice dated July 23,  2001.  The Offerors also sent limited  partners a Notice of Withdrawal so that limited partners that had already tendered  Interests pursuant to the Third-Party Offer could withdraw their Interests if they decided that it was in their best interest to do so (the
"Notice of  Withdrawal").  The  Offerors,  along with  additional  bidders  J.D.
Nichols and Brian F. Lavin, filed Amendment No. 1 to the Schedule TO on July 23,
2001 which includes the notice sent by the Partnership to limited partners dated
July 23, 2001, the Revised  Letter of Transmittal  and the Notice of Withdrawal.
The notice to  limited  partners  dated July 23,  2001,  the  Revised  Letter of
Transmittal  and the Notice of Withdrawal  are included as Exhibits  (a)(1)(vi),
(a)(1)(vii) and (a)(1)(viii) hereto,  respectively,  and each is incorporated by reference where specifically indicated.

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     The  Offerors  amended and restated the Offer to Purchase on July 30, 2001, to among other things  reflect the  increased  purchase  price and the increased number of Interests  that the Offerors are offering to purchase  pursuant to the
Offer. The Partnership sent a notice to the limited partners dated July 30, 2001 notifying  them that the Offer to Purchase  has been amended and  restated.  The
Offerors,  along with additional  bidders J.D. Nichols and Brian F. Lavin, filed
Amendment No. 2 to Schedule TO on July 30, 2001. The notice to limited  partners dated July 30,  2001 and the Amended and  Restated  Offer to Purchase  have been included as Exhibits (a)(1)(ix) and (a)(1)(x) hereto, respectively,  and each is incorporated herein by reference where specifically indicated.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Information  contained in Section 11 of the Amended and  Restated  Offer to
Purchase is incorporated herein by this reference.

Item 4.  The Solicitation or Recommendation.

     (a)-(b)  Information  contained  in the "Risk  Factors"  of the Amended and
Restated Offer to Purchase is incorporated herein by this reference.

     (c) Information  contained in the Introduction and Section 1 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Information  contained in Section 15 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 6. Interest in Securities of the Subject Company.

     (b)  Information  contained in Section 13 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 7.  Purpose of the Transaction and Plans or Proposals.

     (d)(1) Information contained in Section 1 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

     (d)(2) Not Applicable.

Item 8.  Additional Information.

     (b) None.

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Item 9.  Material to be Filed as Exhibits.

(a)(1)(i) Offer to Purchase  dated June 25, 2001  (Incorporated  by reference to
     Exhibit  (a)(1)(i)  to Schedule  TO filed by the  Partnership,  ORIG,  J.D.
     Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(ii) Form of Letter of Transmittal  (Incorporated  by reference to Exhibit
     (a)(1)(ii) to Schedule TO filed by the Partnership,  ORIG, J.D. Nichols and
     Brian F. Lavin on June 25, 2001).

(a)(1)(iii)  Form  of  Affidavit  and  Indemnification   Agreement  for  Missing
     Certificate(s)   of  Ownership   (Incorporated   by  reference  to  Exhibit
     (a)(1)(iii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and
     Brian F. Lavin on June 25, 2001).

(a)(1)(iv) Form of Letter to Limited  Partners  (Incorporated  by  reference  to
     Exhibit  (a)(1)(iv)  to Schedule TO filed by the  Partnership,  ORIG,  J.D.
     Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(v)  Substitute  Form W-9 with  Guidelines  (Incorporated  by reference to
     Exhibit  (a)(1)(v)  to Schedule  TO filed by the  Partnership,  ORIG,  J.D.
     Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(vi) Notice sent by the  Partnership  to Limited  Partners  dated July 23,
     2001 (Incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to
     Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
     on July 23, 2001).

(a)(1)(vii) Revised Letter of Transmittal  (Incorporated by reference to Exhibit
     (a)(1)(vii)  to  Amendment  No. 1 to Schedule TO filed by the  Partnership,
     ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).

(a)(1)(viii)  Notice  of  Withdrawal  for  Third-Party  Offer  (Incorporated  by
     reference to Exhibit  (a)(1)(viii)  to Amendment No. 1 to Schedule TO filed by the  Partnership,  ORIG,  J.D.  Nichols  and Brian F.  Lavin on July 23,
     2001).

(a)(1)(ix) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
     2001 (Incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 2 to
     Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
     on July 30, 2001).

(a)(1)(x)  Amended and Restated  Offer to Purchase  sent by the  Partnership  to
     Limited  Partners on July 30, 2001  (Incorporated  by  reference to Exhibit
     (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG,
     J.D. Nichols and Brian F. Lavin on July 30, 2001).

(a)(2) None.

(a)(3) None.

(a)(4) None.

(a)(5) None.

(e)  Section  11 of the  Amended  and  Restated  Offer to  Purchase  sent by the
     Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to  Exhibit  (a)(1)(x)  to  Amendment  No.  2 to  Schedule  TO filed by the
     Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).

(g)  None.

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                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2001          NTS-PROPERTIES III, a Georgia limited
                                partnership

                                By:      NTS-PROPERTIES ASSOCIATES, a
                                         Georgia limited partnership and
                                         General Partner

                                By:       /s/ J.D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing General Partner

                                        5

                                    EXHIBITS

Exhibit
Number      Description
------      -----------

(a)(1)(i) Offer to Purchase  dated June 25, 2001  (Incorporated  by reference to
     Exhibit  (a)(1)(i)  to Schedule  TO filed by the  Partnership,  ORIG,  J.D.
     Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(ii) Form of Letter of Transmittal  (Incorporated  by reference to Exhibit
     (a)(1)(ii) to Schedule TO filed by the Partnership,  ORIG, J.D. Nichols and
     Brian F. Lavin on June 25, 2001).

(a)(1)(iii)  Form  of  Affidavit  and  Indemnification   Agreement  for  Missing
     Certificate(s)   of  Ownership   (Incorporated   by  reference  to  Exhibit
     (a)(1)(iiii) to Schedule TO filed by the  Partnership,  ORIG, J.D.  Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(iv) Form of Letter to Limited  Partners  (Incorporated  by  reference  to
     Exhibit  (a)(1)(iv)  to Schedule TO filed by the  Partnership,  ORIG,  J.D.
     Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(v)  Substitute  Form W-9 with  Guidelines  (Incorporated  by reference to
     Exhibit  (a)(1)(v)  to Schedule  TO filed by the  Partnership,  ORIG,  J.D.
     Nichols and Brian F. Lavin on June 25, 2001).

(a)(1)(vi) Notice sent by the  Partnership  to Limited  Partners  dated July 23,
     2001 (Incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to
     Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
     on July 23, 2001).

(a)(1)(vii) Revised Letter of Transmittal  (Incorporated by reference to Exhibit
     (a)(1)(vii)  to  Amendment  No. 1 to Schedule TO filed by the  Partnership,
     ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).

(a)(1)(viii)  Notice  of  Withdrawal  for  Third-Party  Offer  (Incorporated  by
     reference to Exhibit  (a)(1)(viii)  to Amendment No. 1 to Schedule TO filed by the  Partnership,  ORIG,  J.D.  Nichols  and Brian F.  Lavin on July 23,
     2001).

(a)(1)(ix) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
     2001(Incorporated  by reference to Exhibit (a)(1)(ix) to Amendment No. 2 to
     Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
     on July 30, 2001).

(a)(1)(x)  Amended and Restated  Offer to Purchase  sent by the  Partnership  to
     Limited  Partners on July 30, 2001  (Incorporated  by  reference to Exhibit
     (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG,
     J.D. Nichols and Brian F. Lavin on July 30, 2001).

                                        6

(a)(2) None.

(a)(3) None.

(a)(4) None.

(a)(5) None.

(e)  Section  11 of the  Amended  and  Restated  Offer to  Purchase  sent by the
     Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to  Exhibit  (a)(1)(x)  to  Amendment  No.  2 to  Schedule  TO filed by the
     Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).

(g)  None.

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